Exhibit 3.3
SECOND AMENDMENT TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CHANGING WORLD TECHNOLOGIES, INC.
     CHANGING WORLD TECHNOLOGIES, INC. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify as follows:
     1. The Original Certificate of Incorporation of the Corporation was filed on May 29, 1998. An Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”) was filed on October 24, 2002, with the Secretary of State of the state of Delaware, which was amended on September 16, 2004.
     2. This Amendment to the Certificate was only adopted in accordance with the provisions of Sections 228 and 242 of the GCL.
     3. The Certificate is hereby amended as follows:
     The first paragraph of article FOURTH is hereby deleted and restated in its entirely to read:
     “FOURTH: The total member of shares of all classes of stock that the Corporation shall have authority to issue is 4,945,081 shares, which shall consist of two classes: (i) Common Stock, par value $0.01 per share (“Common Stock”); and (ii) Preferred Stock, par value $0.01 per share (the “Preferred Stock”). The total number of shares of each class of capital stock which the Corporation shall have authority to issue is 4,500,000 shares of Common Stock and 445,081 shares of Preferred Stock. The Preferred Stock shall be designated as set fourth below.”
     4. This Certificate of Amendment shall be effective upon the filing hereof.
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     IN WITNESS WHEREOF, the Corporation has duly executed this Certificate of Amendment, this 22 day of February, 2006.

By:	/s/ Alan Libshutz
Name: Alan Libshutz
Title: President

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